UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

Francis T. McCarron, Executive Vice President and Chief Financial Officer
450 Park Avenue, 27th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 6, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101	Page 1 of 7

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 27,756,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 27,756,905
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 27,756,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 2 of 7

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the undersigned on January 18, 2011, as amended by Amendment No. 1 to the Schedule 13D filed by the undersigned on July 1, 2011, Amendment No. 2 to Schedule 13D filed by the undersigned on July 26, 2011 and Amendment No. 3 to Schedule 13D filed by the undersigned on August 2, 2011 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Issuer common stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is herby amended and restated as follows:

“This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI” or the “Reporting Person”), with respect to HGI’s direct beneficial ownership of 27,756,905 shares of Issuer common stock. The principal business address of HGI and its officers and directors is 450 Park Avenue, 27th Floor, New York, NY 10022.

(a-c, f) The shares of Issuer common stock reported herein may also be deemed to be indirectly beneficially owned by the following: (i) Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”); Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; Harbinger Holdings, LLC (“Harbinger Holdings”), the manager of Harbinger LLC; and Philip Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Master Fund; (ii) Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”); Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Fund; Harbinger Holdings, the managing member of HCPSS; (iii) Philip Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Master Fund and the Special Fund; and (iv) David M. Maura, Vice President and Director of Investments of Harbinger LLC and a director of the Issuer, and Tyler Kolarik, an employee of Harbinger LLC (each of the Master Fund, Harbinger LLC, Harbinger Holdings, Special Fund, HCPSS, Philip Falcone, David M. Maura and Tyler Kolarik are referred to herein as a “Harbinger Person”, and collectively are referred to as the “Harbinger Persons”).  The Reporting Person may also be deemed to beneficially own the shares held by the Harbinger Persons.

The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland. Each of Harbinger LLC, HCPSS and Harbinger Holdings is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. Philip Falcone, David M. Maura and Tyler Kolarik are United States citizens. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings, Philip Falcone, David M. Maura and Tyler Kolarik is 450 Park Avenue, 30th Floor New York, NY 10022.

(d) HGI, each of the officers and directors of HGI and each of the Harbinger Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) HGI, the officers and directors of HGI and each of the Harbinger Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

CUSIP No. 84763R101	Page 3 of 7

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

“Harbinger Group Inc.

As of the date hereof HGI beneficially owns 27,756,905 shares of Issuer common stock.

Except as discussed below with respect to Philip Falcone, the Chairman of the Board and Chief Executive Officer of HGI, and David M. Maura, a director of HGI, none of the other officers or directors of HGI beneficially own any shares of Issuer common stock.

As further described in Item 4 below, the shares of Issuer common stock reported herein as beneficially owned by HGI were acquired pursuant to the terms of the Contribution and Exchange Agreement (as amended, the “Exchange Agreement”), dated as of September 10, 2010, entered into by and among HGI and the Master Fund, the Special Fund and Global Opportunities Breakaway Ltd. (the “Breakaway Fund”, and together with the Master Fund and the Special Fund, the “HCP Parties”). Pursuant to the Exchange Agreement, the Master Fund contributed to HGI 21,312,372 shares of Issuer common stock, the Special Fund contributed to HGI 4,333,891 shares of Issuer common stock and the Breakaway Fund contributed to HGI 2,110,642 shares of Issuer common stock. In exchange for the shares of Issuer common stock, HGI issued 92,069,447 shares of HGI common stock, par value $0.01 per share (“HGI common stock”), to the Master Fund, 18,722,409 shares of HGI common stock to the Special Fund and 9,117,974 shares of HGI common stock to the Breakaway Fund, or an aggregate of 119,909,829 shares of HGI common stock to the HCP Parties.

The Harbinger Persons

As of the date hereof the Master Fund may be deemed to beneficially own 79,100 shares of Issuer common stock.

As of the date hereof Harbinger LLC may be deemed to beneficially own 79,100 shares of Issuer common stock.

As of the date hereof the Special Fund may be deemed to beneficially own 101,089 shares of Issuer common stock.

As of the date hereof HCPSS may be deemed to beneficially own 101,089 shares of Issuer common stock.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 180,189 shares of Issuer common stock.

As of the date hereof Philip Falcone may be deemed to beneficially own 180,189 shares of Issuer common stock.

As of the date hereof David M. Maura may be deemed to beneficially own 20,000 shares of Issuer common stock.

As of the date hereof Tyler Kolarik may be deemed to beneficially own 3,000 shares of Issuer common stock.

The Master Fund and the Special Fund held certain debt securities of Spectrum Brands, Inc., which were subsequently converted into the right to receive shares of Issuer common stock, in an account at Lehman Brothers International (Europe) (“LBIE”).  On September 15, 2008, LBIE was placed into administration under United Kingdom law and four partners of PriceWaterhouseCoopers LLP were appointed as its joint administrators (the “Joint Administrators”). The Joint Administrators have advised that 449,309 and 15,493 of the shares of Issuer common stock held by the Master Fund and the Special Fund, respectively, were rehypothecated (such shares, the “Rehypothecated Shares”). The Master Fund and the Special Fund each believe at this time that the Rehypothecated Shares will not be recoverable. Accordingly, the number of Rehypothecated Shares has been excluded from the ownership of the shares of Issuer common stock of the Master Fund and Special Fund reported herein. The Master Fund and the Special Fund do not waive any arguments that they are entitled to recover the Rehypothecated Shares and expressly reserve such arguments.

The remaining 79,100 and 101,089 shares of the Issuer common stock (the “LBIE Shares”) reported in this Schedule 13D as beneficially owned by the Master Fund and the Special Fund, respectively, are non-Rehypothecated Shares that are also held at LBIE. The timing and likelihood of the return of the LBIE Shares is uncertain at this time. Until returned, the Master Fund’s and the Special Fund’s ability to effect any transactions with the LBIE Shares may be limited.  Except for the LBIE Shares, the Master Fund and the Special Fund do not directly hold any other shares of Issuer common stock. Subsequent filings by the HCP Parties may be necessary to address a final determination regarding such shares.”

Item 4.   Purpose of Transaction.

No material change.

CUSIP No. 84763R101	Page 4 of 7

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 to the Schedule 13D are hereby amended and restated as follows:

“References to percentage ownerships of shares of Issuer common stock in this Schedule 13D are based upon the 52,333,160 shares of Issuer common stock stated to be outstanding as of August 9, 2011 by the Issuer in its most recent Form 10-Q, filed with the SEC on August 11, 2011.  The shares of Issuer common stock reported as beneficially owned by the Reporting Person in this Schedule 13D do not include the Shares owned by the Harbinger Persons.  As a result of the arrangements among the Reporting Person and the Harbinger Persons described in this Schedule 13D, the Reporting Person and the Harbinger Persons may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and the Reporting Person may be deemed to beneficially own the 185,189 shares of Issuer common stock (or less than 1% of the outstanding shares of Issuer common stock) owned by the Harbinger Persons as of the date of this Schedule 13D and the Harbinger Persons may be deemed to beneficially own the 27,756,905 shares of Issuer common stock (or approximately 53.0% of the outstanding shares of Issuer common stock) owned by the Reporting Person as of the date of this Schedule 13D. The Reporting Person and each of the Harbinger Persons specifically disclaims beneficial ownership in the shares of Issuer common stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such shares.”

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 27,756,905 shares of Issuer common stock, constituting 53.0% of the outstanding shares of Issuer common stock.

The Reporting Person has the sole power to vote or direct the vote of 27,756,905 shares of Issuer common stock; has the shared power to vote or direct the vote of 0 shares of Issuer common stock; has sole power to dispose or direct the disposition of 27,756,905 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 0 shares of Issuer common stock.

If the Reporting Person is deemed to beneficially own the 203,189 shares of Issuer common stock directly owned by the Harbinger Persons, it will be deemed to beneficially own a total of 27,960,094 shares of Issuer common stock (or approximately 53.4% of the outstanding shares of Issuer common stock). The Reporting Person specifically disclaims beneficial ownership in the shares of Issuer common stock reported herein except to the extent it actually exercises voting or dispositive power with respect to such shares of Issuer common stock.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 79,100 shares of Issuer common stock, constituting less than 1% of the outstanding shares of Issuer common stock.

The Master Fund has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 79,100 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 79,100 shares of Issuer common stock.

If the Master Fund is deemed to beneficially own the 27,756,905 shares of Issuer common stock directly owned by the Reporting Person, it will be deemed to beneficially own a total of 27,836,005 shares of Issuer common stock (or approximately 53.2% of the outstanding shares of Issuer common stock). The Master Fund specifically disclaims beneficial ownership in the shares of Issuer common stock reported herein except to the extent it actually exercises voting or dispositive power with respect to such shares of Issuer common stock.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 79,100 shares of Issuer common stock, constituting less than 1% of the outstanding shares of Issuer common stock.

Harbinger LLC has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 79,100 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 79,100 shares of Issuer common stock.

If Harbinger LLC is deemed to beneficially own the 27,756,905 shares of Issuer common stock directly owned by the Reporting Person, it will be deemed to beneficially own a total of 27,836,005 shares of Issuer common stock (or approximately 53.2% of the outstanding shares of Issuer common stock). Harbinger LLC specifically disclaims beneficial ownership in the shares of Issuer common stock reported herein except to the extent it actually exercises voting or dispositive power with respect to such shares of Issuer common stock.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 101,089 shares of Issuer common stock, constituting less than 1% of the outstanding shares of Issuer common stock.

The Special Fund has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 101,089 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 101,089 shares of Issuer common stock.

CUSIP No. 84763R101	Page 5 of 7

If the Special Fund is deemed to beneficially own the 27,756,905 shares of Issuer common stock directly owned by the Reporting Person, it will be deemed to beneficially own a total of 27,857,994 shares of Issuer common stock (or approximately 53.2% of the outstanding shares of Issuer common stock). The Special Fund specifically disclaims beneficial ownership in the shares of Issuer common stock reported herein except to the extent it actually exercises voting or dispositive power with respect to such shares of Issuer common stock.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 101,089 shares of Issuer common stock, constituting less than 1% of the outstanding shares of Issuer common stock.

HCPSS has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 101,089 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 101,089 shares of Issuer common stock.

If HCPSS is deemed to beneficially own the 27,756,905 shares of Issuer common stock directly owned by the Reporting Person, it will be deemed to beneficially own a total of 27,857,994 shares of Issuer common stock (or approximately 53.2% of the outstanding shares of Issuer common stock). HCPSS specifically disclaims beneficial ownership in the shares of Issuer common stock reported herein except to the extent it actually exercises voting or dispositive power with respect to such shares of Issuer common stock.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 180,189 shares of Issuer common stock, constituting less than 1% of the outstanding shares of Issuer common stock.

Harbinger Holdings has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 180,189 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 180,189 shares of Issuer common stock.

If Harbinger Holdings is deemed to beneficially own the 27,756,905 shares of Issuer common stock directly owned by the Reporting Person, it will be deemed to beneficially own a total of 27,937,094 shares of Issuer common stock (or approximately 53.4% of the outstanding shares of Issuer common stock). Harbinger Holdings specifically disclaims beneficial ownership in the shares of Issuer common stock reported herein except to the extent it actually exercises voting or dispositive power with respect to such shares of Issuer common stock.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 180,189 shares of Issuer common stock, constituting less than 1% of the outstanding shares of Issuer common stock.

Mr. Falcone has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 180,189 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 180,189  shares of Issuer common stock.

If Mr. Falcone is deemed to beneficially own the 27,756,905 shares of Issuer common stock directly owned by the Reporting Person, he will be deemed to beneficially own a total of 27,937,094 shares of Issuer common stock (or approximately 53.4% of the outstanding shares of Issuer common stock). Mr. Falcone specifically disclaims beneficial ownership in the shares of Issuer common stock reported herein except to the extent he actually exercises voting or dispositive power with respect to such shares of Issuer common stock.

(a, b) As of the date hereof, David M. Maura may be deemed to be the beneficial owner of 20,000 shares of Issuer common stock, constituting less than 1% of the outstanding shares of Issuer common stock.

Mr. Maura has the sole power to vote or direct the vote of 20,000 shares of Issuer common stock; has the shared power to vote or direct the vote of 0 shares of Issuer common stock; has sole power to dispose or direct the disposition of 20,000 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 0 shares of Issuer common stock.

CUSIP No. 84763R101	Page 6 of 7

(a, b) As of the date hereof, Tyler Kolarik may be deemed to be the beneficial owner of 3,000 shares of Issuer common stock, constituting less than 1% of the outstanding shares of Issuer common stock.

Mr. Kolarik has the sole power to vote or direct the vote of 3,000 shares of Issuer common stock; has the shared power to vote or direct the vote of 0 shares of Issuer common stock; has sole power to dispose or direct the disposition of 3,000 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 0 shares of Issuer common stock.

As a result of Mr. Maura’s and Mr. Kolarik’s employment with Harbinger LLC, Mr. Maura, Mr. Kolarik and the other Harbinger Persons may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the beneficial owners of the shares of Issuer common stock owned by each other. Mr. Maura, Mr. Kolarik and the other Harbinger Persons specifically disclaim beneficial ownership in the shares of Issuer common stock owned by each other.

If Mr. Maura is deemed to beneficially own the 27,756,905 shares of Issuer common stock directly owned by the Reporting Person, he will be deemed to beneficially own a total of 27,776,905 shares of Issuer common stock (or approximately 53.1% of the outstanding shares of Issuer common stock). Mr. Maura specifically disclaims beneficial ownership in such shares of Issuer common stock except to the extent he actually exercises voting or dispositive power with respect to such shares of Issuer common stock. If Mr. Kolarik is deemed to beneficially own the 27,756,905 shares of Issuer common stock directly owned by the Reporting Person, he will be deemed to beneficially own a total of 27,759,905 shares of Issuer common stock (or approximately 53.0% of the outstanding shares of Issuer common stock). Mr. Kolarik specifically disclaims beneficial ownership in such shares of Issuer common stock except to the extent he actually exercises voting or dispositive power with respect to such shares of Issuer common stock.

(c) Other than the trades by Mr. Maura and Mr. Kolarik which were reported in a separate Schedule 13D filed by such persons on the date hereof, the Reporting Person and the Harbinger Persons did not effect any other transactions in any shares of the Issuer’s common stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.   Material to be Filed as Exhibits.

No material change.

CUSIP No. 84763R101	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.

By:	/s/ Francis T. McCarron
Name: Francis T. McCarron
Title: Executive Vice President and Chief Financial Officer

September 16, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. § 1001).